UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For January 22, 2007
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

China Technology Announces Change of Board of Directors and Chief Executive Officer
     HONG KONG, Jan 22, 2007 / — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced the change of the Company’s Board of Directors, effective from January 5, 2007, pursuant to a board resolution passed on December 23, 2006. In addition, Mr. Alan Li was appointed Chief Executive Officer with effect from January 8, 2007 pursuant to a board resolution passed by the Company’s new Board of Directors on January 8, 2007.
     Mr. Zhenwei Lu was appointed an Executive Director to replace Mr. Michael Siu
     Mr. Lu was appointed and has served as the Chief Investment Officer of the Company since May 24, 2005. He is also an executive director of China Biotech Holdings Limited (“China Biotech”), the principal shareholder of the Company. He is currently the General Manager of China Merchants Technology Holdings Co., Ltd, a subsidiary of China Merchants Group (“China Merchants”) focusing on venture capital investment in China.
     Mr. Zhenwei Lu commented, “I am excited to join the board at this point in time. With the change of principal shareholder of the Company, China Merchants would play a more pro-active role in the Company by providing more resources and its networks to assist the Company in implementing its growth strategies and expansion plans in the Chinese food industry. I am happy to be here and will work together with other board members to make it happen.”
     Mr. Lu has more than 14 years of experiences in corporate finance and direct investment in China. He has also held senior positions in China Merchants and its subsidiaries based in Shenzhen and Hong Kong. Mr. Lu received his bachelors degree from Shanghai Marine College and a masters degree from Zhong Nan Finance, Politics and Law University.
     Mr. Xiaoping Wang was appointed an Independent Director to replace Mr. Peter Fu
     Mr. Wang is currently the Dean and Professor of School of Economics, Jiangxi University of Finance and Economics. He is also an Independent Director of Jiangxi Ganneng Co., Ltd (SZSE Code: 000899), a director at the Association of Foreign Economics Studies in China and a Fellow Researcher of Advisory and Consulting Committee of Jiangxi Provincial Government. Mr. Wang received his masters degree in Economics from the University of Western Ontario, Canada and was a Senior Visiting Scholar at Cambridge University. His knowledge and experience in financial management will help the Company improving its financial management and internal control.
     Mr. Chang Loong Cheong was appointed an Independent Director to replace Mr. L. C. Wan.
     Mr. Chang currently serves as a senior advisor to Orient Overseas Container Line (“OOCL”), the subsidiary of Orient Overseas (International) Limited (“OOIL”)(HKSE Code: 0316) and Sing Lee Software (Group) Ltd (HKSE Code: 08076). He is also the chairman of the audit committee and independent non-executive director of Guangshen

Railway Co., Ltd (listed in New York, NYSE Code: GSH, Hong Kong, HKSE Code: 0525 and Shanghai, SSE Code: 601333). Mr. Chang’s extensive experience in business operations and finance management will be of significant value to the board.
     Mr. Chang commented, “I am delighted to join the board and on behalf of the independent directors of the Company, I would like to express our intention to build and to enhance the Company’s corporate governance.”
     The Company has also announced the appointment of Mr. Alan Li to replace Mr. Xu Qian as the Company’s Chief Executive Officer. The Company confirmed that there is no matter that needed to be brought to the attention of shareholders of the Company in relation to Mr. Qian’s resignation. Mr. Qian shall remain as the Company’s Co-Chief Executive Officer.
     Mr. Alan Li was appointed Co-Chief Executive Officer (Greater China) and Executive Director of the Company on May 24, 2005. He is also an executive director of China Biotech. Mr. Li has more than 16 years of considerable experience in management and investments in China, and particularly, he has considerable experience in overseas listing of Chinese companies and merger and acquisition activities in Great China. Mr Li received his masters degree in Business Administration from Murdoch University, Australia.
     “We are witnessing a remarkable economic growth in this part of the world. Meanwhile we are facing increasingly severe food safety problems across the board. With the emergence of more and more middle-class families in China, it’s a great opportunity for our business. The management of the Company will seek further merger and acquisition opportunities in the Greater China region to achieve business growth and enhance return-on-equity for our shareholders. Our management team is committed to optimizing the resources allocation, enhance the business performance and maximize return-on-equity for our shareholders.”
     Mr. Changshan Zhao, Chairman of the Board, said, “On behalf of the Company, I sincerely welcome Mr. Lu, Mr. Wang and Mr. Chang to join the Board and Mr. Li to be our new Chief Executive Officer. The new board and the new management will undoubtedly bring in more management experiences from different perspectives. We look forward to them making contribution to the Company.”
     Following the change, the Directors of the Company as of the date of this announcement are as follows:
     Executive Directors: Changshan Zhao, Alan Li, Zhenwei Lu, Xu Qian, Ju Zhang.
     Independent Directors: Chang Loong Cheong, Meng Wan, Xiaoping Wang, Xinping Shi, Yezhong Ni and Weidong Wang.

About CTDC:
CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.
Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: January 22, 2007
By:	/s/ Alan Li
Name:	Alan Li
Title:	Executive Director, Chief Executive Officer